SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                     _ _ _ _ _ _ _ _ _ _ _ _

                            FORM 6-K

                REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: November 2003

                          Filtronic plc
       (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: November 11, 2003        By:  /s/ Maura Moynihan
                                   _ _ _ _ _ _ _ _ _ _
                          Name:    Maura Moynihan
                           Title:  General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc


2. Name of shareholder having a major interest

Prudential plc and certain of its subsidiary companies


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or inrespect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouseor children under the age of 18

Non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule


5. Number of shares / amount of stock acquired

N/a


6. Percentage of issued class

N/a


7. Number of shares / amount of stock disposed

421,090


8. Percentage of issued class

0.57%


9. Class of security

Ordinary 10p shares


10. Date of transaction

7 November 2003


11. Date company informed

10 November 2003


12. Total holding following this notification

9,706,604


13. Total percentage holding of issued class following this notification

13.02%


14. Any additional information



15. Name of contact and telephone number for queries

Maura Moynihan, 01274 231014


16. Name and signature of authorised company official responsible for making this notification

Maura Moynihan


Date of notification

11 November 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document,or any material contained in it, or from any action or decision taken as a result of using this document or any such material.